Mail Stop 4628
                                                             August 1, 2018


Via Email
Mr. Soren Schroder, Chief Executive Officer
Bunge Limited
50 Main Street, 6th Floor
White Plains, NY 10606

       Re:    Bunge Limited
              Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 23, 2018
              Form 10-Q for the Fiscal Quarter ended March 31, 2018 Filed May 2, 2018
              File No. 001-16625

Dear Mr. Schroder:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2018

General

1. In a letter to the staff dated January 14, 2016, you discussed your sale of agricultural commodities and products to counterparties located in or exporting to Sudan and
       Syria. Additionally, we are aware of a third-party website that identifies you as a fertilizer company "serving" North Korea, Sudan and Syria.

       North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners,
 Soren Schroder
Bunge Limited
August 1, 2018
Page 2

       resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Form 10-Q for the Fiscal Quarter ended March 31, 2018

Financial Statements

Note 2   Accounting Pronouncements, page 8

2. We note that disclosures on pages three through eight of your annual report indicate you engage in a wide range of revenue generating activities. However, we do not see in your subsequent interim report many of the disclosures that are typically required upon the adoption of FASB ASC 606, pertaining to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

       Please address the following points.

                 Tell us the amounts of revenue recognized from contracts with customers for each period or confirm if the amounts are as depicted in your tabulation on page 29.

                 With regard to the amounts attributable to revenues from arrangements that you believe are not within the scope of FASB ASC 606, describe the underlying transactions and identify the particular accounting guidance that you apply to those arrangements, along with your rationale. Tell us the amounts applicable to each type or category of such arrangements, disaggregated as necessary and reconciled to the amounts shown for each segment and on a consolidated basis.

                 Please address each of the disclosure requirements in FASB ASC 606-10-50-1 through 23, as these pertain to your contracts with customers. Identify any specific disclosures in your interim report that you believe are responsive to these requirements. For example, these would generally entail disclosures

                 (i) indicating how the nature, amount, timing and uncertainty of revenues and cash flows associated with different types of contracts with customers are affected by economic factors;

                 (ii) regarding the nature of goods or services that are associated with the performance obligations under your contracts with customers, also
 Soren Schroder
Bunge Limited
August 1, 2018
Page 3

                         encompassing the timing of fulfillment, significant
payment terms, and
                         any residual obligations or warranties; and

                 (iii) describing the judgements involved in determining when performance obligations have been satisfied, including recognition
methodology and
                         rationale, assessing when customers obtain control of
the promised goods
                         or services, and in determining the transaction price
and allocations of
                         transaction price to multiple performance obligations.

                 To the extent that you believe any of the specific requirements are not applicable or not material to your contracts with customers, provide an explanation and support for your view.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Joseph Klinko at (202) 551-3824, John Cannarella at (202)
551-3337 or me at (202) 551-3686 with any questions.

                                                              Sincerely,

                                                              /s/ Karl Hiller

                                                              Karl Hiller
                                                              Branch Chief
                                                              Office of Natural
Resources